RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

THOMAS Y. HINER DIRECT DIAL: 804-788-8279 EMAIL: thiner@hunton.com

June 30, 2006	FILE NO: 65304.000014

Ms. Hanna Teshome

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	People’s Choice Home Loan Securities Corp.

Post-Effective Amendment No. 2 to Registration Statement on Form S-3

(No. 333-125734)

Dear Ms. Teshome:

On behalf of People’s Choice Home Loan Securities Corp. (the “Registrant”), we file herewith Post-Effective Amendment No. 2 (the “Post-Effective Amendment No. 2”) to the Registrant’s Registration Statement on Form S-3 (No. 333-125734). We also submit this response to the comments of the SEC Staff in your letter dated June 15, 2006. For your convenience, the full text of the Staff’s comments (including the headings and numbering from your letter) is provided below, followed, in each instance, by our response on behalf of the Registrant, presented in italics. In addition, for your convenience, we enclose a blacklined version of the Registration Statement, marked to show changes responsive to the Staff’s comments and keyed to the numbering in your letter.

Registration Statement on Form S-3

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instructions I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

The Registrant confirms that each issuing entity formed by it or its affiliates with respect to asset-backed securities involving the subject asset class has been current and timely with

Division of Corporate Finance

U.S. Securities and Exchange Commission

June 30, 2006

respect to its Exchange Act reporting obligations during the last twelve months. The name of each affiliate formed by the Registrant or any affiliate with respect to asset-backed securities of the subject asset class and its related CIK Code are as follows:

Name of Affiliate	CIK Code
People’s Financial Realty Mortgage Securities Trust, Series 2004-1	0001288833
People’s Financial Realty Mortgage Securities Trust, Series 2004-2	0001302031
People’s Financial Realty Mortgage Securities Trust, Series 2005-1	0001315642
People’s Financial Realty Mortgage Securities Trust, Series 2005-2	0001325238
People’s Financial Realty Mortgage Securities Trust, Series 2005-3	0001332056
People’s Financial Realty Mortgage Securities Trust, Series 2005-4	0001342376

2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

The Registrant confirms that all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus for each asset-backed securities offering, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

The Registrant confirms that it will file unqualified legal and tax opinions at the settlement of each takedown.

4.	Please note that a takedown off of a shelf that involves asset, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in actual takedown.

Division of Corporate Finance

U.S. Securities and Exchange Commission

June 30, 2006

The Registrant hereby confirms that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5.	It appears that you contemplate offering both notes and certificates pursuant to this document. The prospectus supplement you provided, however, relates only to the notes. Please advise or provide a prospectus supplement relating to the certificates.

The Registrant has included a form of prospectus supplement relating to certificates in the Post-Effective Amendment No. 2 being filed herewith.

6.	Disclaimers of liability for material information provided by issuers or underwriters or any of their affiliates is not appropriate. Please delete all such disclaimers of accuracy and completeness, such as the one found on page S-107 of the prospectus supplement.

The Registrant has deleted the disclaimers regarding accuracy and completeness noted above.

Base Prospectus

Cover

7.	Delete the phrase “or other type of credit enhancement, even if not specified herein.” The base prospectus should specifically describe all structural features of the securities. Please delete this and any other language that indicates additional credit enhancements may be added in the prospectus supplements.

The Registrant has deleted the specified language and other language indicating that additional types of credit enhancement may be added in a prospectus supplement.

Division of Corporate Finance

U.S. Securities and Exchange Commission

June 30, 2006

The Mortgage Loans, page 4

8.	We note that the variable or adjustable rate mortgage loans may be based on an index. Please expand your disclosure in the base prospectus to identify the indices on which these rates may be based. Additionally, please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Please refer to Section III.A.2. of Release Nos. 33-8518; 34-50905.

The Registrant has revised the definition of “Index” in the GLOSSARY section to delete the “catch-all” clause (6) and be clear that the indices may only be derived from interest rate or currency transactions and may not be securities or commodities indices.

9.	Please revise to specify what you mean by your reference on page 5 to “another type of mortgage loan” as set forth in the prospectus supplement. The base prospectus should specifically describe all assets underlying the securities. Please delete this and any other language that indicates additional assets may be described in the prospectus supplement.

The Registrant has deleted the specified reference to “another type of mortgage loan” and other language indicating that additional assets may be described in the prospectus supplement.

Evidence as to Compliance, page 22

10.	Please revise this section to disclose the requirement for an annual report on assessment of compliance with servicing criteria for asset-backed securities by any entity that is performing activities listed under Item 1122(d) of Regulation AB. Refer to Exchange Act Rule 15d-18 and Item 1122 of Regulation AB. Also, revise to clarify the servicer will use the applicable servicing criteria in paragraph (d) of Item 1122 to assess compliance with the servicing criteria.

The Registrant has revised the section to comply with this request.

Pre-Funding Account, page 38

11.	Please confirm that any pre-funding period will not extend for more than one year from the date of issuance. Refer to Item 1101(c)(3)(ii) of Regulation AB.

Division of Corporate Finance

U.S. Securities and Exchange Commission

June 30, 2006

The Registrant confirms that any pre-funding period will not extend for more than one year from the date of issuance, and has revised this section to make this limitation more clearly apparent.

Description of Credit Enhancement, page 41

12.	Please provide a bracketed placeholder in the prospectus supplement if a credit enhancement provider might be liable or contingently liable to provide payments representing 10% or more the cash flow supporting any offered class. Refer to Item 1114(b) of Regulation AB.

The Registrant has revised the disclosure as requested.

Swaps and Yield Supplement Agreements, page 47

13.	Please revise this section to indicate that the swaps and agreements contemplated will be limited to interest rate or currency agreements. In that regard, please delete all references to “other swaps” or “other types of derivative products” in this section and on page 1 of the base prospectus.

The Registrant has revised the disclosure as requested.

14.	Either delete your reference to the “total return swaps” and “credit derivatives” or provide us with your legal analysis to explain how these derivative instruments would meet the definition of asset-backed security under Item 1101(c)(1) of Regulation AB. Please refer to the discussion at Section III.A.2. of SEC Release No. 33-8518 and to Item 1115 of Regulation AB for a description of permissible derivative products.

The Registrant has deleted the references to “total return swaps” and “credit derivatives.”

Purchase Obligations, page 48

15.	We note the different forms that are contemplated under the umbrella of purchase obligations. Please revise your disclosure to separately discuss each form of purchase obligation. Please disclose the general terms and conditions of each form and explain how each form operates. Note that all credit enhancements should be discussed in the base prospectus.

The Registrant has deleted the provisions concerning purchase obligations.

Division of Corporate Finance

U.S. Securities and Exchange Commission

June 30, 2006

16.	Please provide us with your analysis of how the purchase obligations comply with Rule 3a-7 of the Investment Company Act. Please note that your response and registration statement may be referred to the Division of Investment Management for review and additional comments may be forthcoming.

The Registrant has removed the disclosure concerning purchase obligations.

Available Information, page 126

17.	Please update to reflect the SEC’s new address: 100 F. Street, NE, Washington, D.C., 20549.

The Registrant has corrected the SEC address as requested.

Prospectus Supplement

General

18.	Please include a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets. Refer to Item 1113(c) of Regulation AB. We suggest showing items paid out of the servicer’s fee be shown with footnotes or indented or in some other fashion to provide a comprehensive picture of where the fees are going. Also, please add this section to the table of contents.

The Registrant has added a table itemizing all of the fees and expenses to be paid or payable out of the cash flows form the pool assets. The Registrant has also revised the table of contents to the form of prospectus supplement to reflect the addition of the summary of fees and expenses table.

19.	If applicable, please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors. Refer to item 1117 of Regulation AB.

The Registrant has added the requested section.

20.	Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

The Registrant has added the requested section.

Division of Corporate Finance

U.S. Securities and Exchange Commission

June 30, 2006

21.	We note that page 38 of the base prospectus contemplates a pre-funding account to purchase additional mortgage loans. Please provide a bracketed placeholder in the supplement showing that you will provide the disclosure required by Items 1111(g) and 1103(a)(5) of Regulation AB.

The Registrant has added a bracketed placeholder in the form of prospectus supplement in acknowledgement that the Registrant will provide disclosure responsive to Items 1111(g) and 1103(a)(5) of Regulation AB to the extent any takedown involves a pre-funding account.

22.	In the appropriate section of this document, please disclose the amount of expenses incurred in connection with the selection and acquisition of the pool assets payable from the offering proceeds. Refer to Item 1107(j) of Regulation AB.

The Registrant has revised the form of prospectus supplement to disclose the amount of expenses noted above.

Cover Page

23.	Please include a statement that the securities represent the obligations of the issuing entity only and do not represent the obligations of or interest in the sponsor, depositor or any of their affiliates. Refer to Item 1102(d) of Regulation AB.

The Registrant has made the requested revision.

24.	Please identify the distribution frequency and first expected distribution date for the Notes. Refer to Item 1102(g) of Regulation AB.

The Registrant has made the requested revisions.

Summary of Prospectus Supplement, page S-4

25.	Please revise your disclosure to identify any classes of securities issued in the same transaction that are not being offered by the prospectus.

The Registrant has revised the disclosure to clarify that all of the classes of securities described in the sample securities structure are offered pursuant to the prospectus. The Registrant has included bracketed language to acknowledge that in the event there is an issuance of securities involving securities that are not offered pursuant to the prospectus that these classes of securities will be designated throughout as non-offered securities.

Division of Corporate Finance

U.S. Securities and Exchange Commission

June 30, 2006

26.	Please identify, in an appropriate section of the summary, any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or flow or funds. Refer to Item 1103(a)(3)(vii) of Regulation AB.

The Registrant has added the requested disclosure.

Servicing of the Mortgage Loans and Securities Administration, page S-9

27.	Please summarize the amount or formula for calculating the fee that the servicer(s) will receive for performing its duties, and identify from what source those fees will be paid and the distribution priority of those fees. Refer to Item 1103(a)(7) of Regulation AB.

The Registrant has included a summary of the method for calculating the servicing compensation, and has identified the source and priority of payment of the servicing compensation.

The Mortgage Pool, page S-27

28.	While we note from your disclosure in the prospectus supplement that the proposed transaction will not include delinquent assets, your disclosure on page 3 of the base prospectus indicates that delinquent assets may be included in an asset pool. Please revise this section to include bracketed disclosure illustrating the delinquency information you would provide, if applicable. See Items 1111(c) and 1100(b)(1) of Regulation AB. You may also refer to Section 1.01 of Regulation AB Telephone Interpretations available on our website. Additionally, please confirm that delinquent assets will comprise less than 20% of each asset pool.

The Registrant has revised its forms of prospectus supplement to include disclosure regarding delinquency status. The Registrant confirms that no asset pool will include nonperforming assets and that delinquent assets will comprise less than 20% of each asset pool.

Division of Corporate Finance

U.S. Securities and Exchange Commission

June 30, 2006

29.	The base prospectus indicates that the trusts may include commercial loans. Please revise the prospectus supplement to add disclosure in response to item 1111(b)(9) of Regulation AB.

The Registrant has added the requested disclosure.

Part II

Undertakings, page II-3

30.	Please revise to provide the complete undertaking required by Item 512(a)(1)(ii) of Regulation SK.

The Registrant has included the requested undertaking.

Signatures

31.	Please confirm that the registration statement is signed by at least a majority of the depositor’s board of directors or revise accordingly. Refer to General Instruction V.B. of Form S-3.

The Registrant confirms that the registration statement is signed by at least a majority of the depositor’s board of directors.

Exhibits

32.	It appears that the pooling and servicing agreement you have incorporated by reference in exhibit 4.1, the sale and servicing agreement in exhibit 4.5 and the subservicing agreement in exhibit 4.6, do not comply with the new requirements in Exchange Act Rule 15d-18. Please advise and provide us with an updated agreement when available, marked to show changes made to comply with Regulation AB.

The Registrant has provided a new form of pooling and servicing agreement as Exhibit 4.1.1 to the Post-Effective Amendment No. 2 that complies with the new requirements in Exchange Act Rule 15d-18, and no longer incorporates by reference the old form of pooling and servicing agreement that had been filed as Exhibit 4.1. The Registrant has revised Exhibits 4.5 and 4.6 to comply with Regulation AB and these revised Exhibits are submitted with this Post-Effective Amendment No. 2.

Division of Corporate Finance

U.S. Securities and Exchange Commission

June 30, 2006

33.	We are unable to locate all the exhibits to exhibit 4.5. In the next amendment, please include all exhibits to the exhibits.

The Registrant has added Exhibit K to Exhibit 4.5, the Relevant Servicing Criteria. The other missing exhibits to Exhibits are transaction-specific forms that will not be available until the time of an issuance. These will, however, be filed with a Form 8-K promptly following any issuance.

Should you have additional comments or questions or require clarification of any of our responses on behalf of the Registrant, feel free to call the undersigned at (804) 788-8279, Rudene Bascomb at (804) 788-7363, or D. David Parr at (804) 788-8690.

Very truly yours,

/s/    THOMAS Y. HINER

Thomas Y. Hiner

Enclosures

cc:	Irwin Gubman, Esq.

Mr. David Zimmer

David Malmon, Esq.

Rudene T. M. Bascomb, Esq.

D. David Parr, Jr., Esq.